UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 29, 2018

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis announces intention to seek shareholder approval for 100% spinoff of Alcon eye care devices business; initiates share buyback of up to USD 5 bn

  Alcon strategic review concludes that 100% spinoff in best interest of shareholders and consistent with the Novartis strategy of focusing as a medicines company

  Planned spinoff would create world leading eye care devices company

  The Alcon ophthalmology pharmaceuticals portfolio will remain with Novartis, further strengthening its leading ophthalmology pharmaceuticals business

  Transaction expected to be tax neutral to Novartis and subject to general market conditions, tax rulings and opinions, final Board endorsement and shareholder approval at the AGM in February 2019; completion expected in H1 2019

  Alcon CEO Mike Ball to become Chairman-designate; COO, David Endicott promoted to Alcon CEO, both appointments effective July 1, 2018

  Alcon would be incorporated in Switzerland; with Fort Worth continuing to be a key location. Listings planned on SIX Swiss Exchange and New York Stock Exchange

  Share buyback of up to USD 5 bn planned to be executed by end 2019, in line with capital allocation priorities highlighting confidence in top line growth and margin expansion

Basel, June 29, 2018 - Novartis today announced its intention to spinoff Alcon, its eye care division, into a separately-traded standalone company. The planned spinoff would enable Novartis and Alcon to focus fully on their respective growth strategies. Completion of the transaction is subject to general market conditions, tax rulings and opinions, final Board of Directors endorsement and shareholder approval at the 2019 AGM in line with Swiss corporate law.

Novartis also announced that it will initiate a share buyback of up to USD 5 billion to be executed by the end of 2019[1]. This action is planned to be largely funded through the proceeds of the divestment to GSK of the consumer health joint venture stake, net of the AveXis acquisition payments.

Joerg Reinhardt, Chairman of Novartis, said: "Our strategic review examined all options for Alcon ranging from retention, sale, IPO to spinoff. The review concluded that a spinoff would be in the best interests of Novartis shareholders and the Board of Directors intends to seek shareholder approval for a spinoff at the 2019 AGM. This transaction would allow our shareholders to benefit from potential future successes of a more focused Novartis and a standalone Alcon, which would become a publicly traded global medtech leader based here in Switzerland."

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[1] Current AGM authority (i.e. the 7th share repurchase program) will allow buyback of up to CHF 2.9bn, consequently a new framework program would be proposed to shareholders at the 2019 AGM

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When Novartis acquired Alcon in 2011, the business included surgical, vision care and ophthalmic pharmaceuticals. In January 2016, Novartis began the process of creating two best-in-class businesses with the transfer of Alcon's ophthalmic pharmaceuticals to the Novartis Innovative Medicines Division. The leading ophthalmology pharmaceuticals business will continue to develop as part of Novartis, with 2017 sales of USD 4.6 billion and the potential blockbuster medicine RTH258 (brolucizumab) in development for neovascular AMD and diabetic macular edema. The Alcon Division is now fully focused on surgical and vision care, and continues to be the global leader in eye care devices.

Vas Narasimhan M.D., CEO of Novartis, said: "We continue to execute our strategy to focus Novartis as a leading medicines company. Alcon has returned to a position of strength and it is time to give the business more flexibility to pursue its own growth strategy as the world's leading eye care devices company. We will work to ensure a smooth transition for Alcon and Novartis associates while preparing for the launch of RTH258 and building our leading ophthalmology pharmaceuticals business."

Commenting on the share buyback, Dr. Narasimhan said: "The share buyback is fully aligned with our strategic capital allocation priorities, reflects our strict financial discipline and our confidence in future top line growth and margin expansion."

Alcon leadership
Mike Ball will become Chairman-designate of Alcon, effective July 1, 2018, reporting to Vas Narasimhan, CEO of Novartis. Mr. Ball will focus on preparing Alcon for the intended spin. In addition, he will start the process of recruiting a Board of Directors (BoD) for Alcon and meeting Novartis shareholders, and other potential investors, in preparation for a potential spinoff. If Alcon becomes an independent company, Mr. Ball would become Chairman of the Alcon BoD. In order to focus fully on the Alcon separation, Mr. Ball will step down from the Executive Committee of Novartis (ECN) on July 1, 2018.

David Endicott, Chief Operating Officer (COO) of Alcon since July 2016, will be promoted to CEO of Alcon, also effective July 1, 2018. In light of the potential spinoff, Mr. Endicott will not become a member of the ECN. He will also report to Vas Narasimhan until the potential spinoff. Over the coming weeks, Mr. Ball will hand over operational management responsibilities to Mr. Endicott.

Mr. Endicott is a highly experienced leader in medical devices and pharmaceuticals having also previously held senior leadership positions with Allergan and Hospira. As Alcon COO he played an integral role in the turnaround of the business.

Mike Ball, CEO of Alcon, said: "This promises to be the beginning of an exciting new chapter for everyone associated with Alcon. The planned spinoff will be key to strengthening our leadership in the large, attractive and growing global eye care devices market. As Chairman-designate, I look forward to working closely with David Endicott and the entire team at Alcon to deliver continued innovation for our customers and patients, while creating shareholder value through long-term, sustainable growth."

If the Alcon spinoff is completed, it would create a new Switzerland-based company with global scale and reach comprising more than 20,000 employees, with around USD 7 billion in 2017 sales. Fort Worth will continue to be a key location for Alcon.

Actions started earlier this year to make Alcon an operationally autonomous medical devices business will continue in preparation for a spinoff.

Transaction Details
The successful completion of the planned spinoff is subject to general market conditions, regulatory approvals, final Board of Directors endorsement and shareholder approval.

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Required information and consultation of affected employees and employee representatives is planned for the second half of 2018. In the event that all approvals are secured, the planned spinoff is expected to be completed in the first half of 2019. The transaction is expected to be tax neutral to Novartis, subject to the receipt of favorable opinions and rulings. While a dividend policy for Alcon has not yet been set, Novartis intends to continue paying a strong and growing dividend in Swiss francs, building on the CHF2.80 per share paid in March 2018. The proposed distribution ratio will be disclosed in due course.

In addition to being incorporated in Switzerland, the intention would be to list shares of Alcon on the SIX Swiss Exchange and the New York Stock Exchange.

Conference calls / Capital Markets days
Novartis will hold an investor and analyst webcast today at 15:00 CET: https://edge.media-server.com/m6/p/3q53orhv

Novartis will continue to provide regular updates on the potential transaction, including at its quarterly financial results presentations. Alcon Capital Markets days are also planned in Q4 2018.

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as "intention," "to seek," "initiates," "strategic review," "strategy," "focusing," "planned," "would," "will," "further strengthening," "expected," "subject to," "to become," "effective," "continuing," "priorities," "confidence," "growth strategies," "initiate," "to be executed," "intends," "potential," "proposed," "continue to," "to focus," "to ensure," "building," "strategic," "expectations," "future," "intention," "preparing," "start the process," "recruiting," "promises," "exciting," "look forward to," "continued," "long-term, sustainable growth," or similar expressions, or by express or implied discussions regarding the potential completion of the announced spinoff of Alcon; regarding the potential completion of the announced share buyback, regarding whether these actions are in the best interests of shareholders, regarding the future commercial performance of Novartis or of a separate Alcon business, or regarding any potential strategic benefits, synergies or opportunities as a result of these actions; or regarding potential marketing approvals, new indications or labeling for the investigational or approved products described in this press release, or regarding potential future revenues from such products; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed transaction will be completed in the expected form or within the expected time frame or at all.  Neither can there be any guarantee that Novartis will complete the announced share buyback in the expected form, to the expected limits or within the expected time frame or at all.  Nor can there be any guarantee that Novartis or a separate Alcon business will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of these actions. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the spinoff of Alcon or the share buyback will be in the best interests of shareholders, or that the Group or any of its divisions, or a separate Alcon business, will be commercially successful in the future, or achieve any particular credit rating or financial results. Neither can there be any guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. In particular, our expectations could be affected by, among other things: an unexpected failure to complete the required closing conditions, or to obtain the shareholder approvals needed to complete these actions, or unexpected delays in meeting these requirements; the potential that the strategic benefits, synergies or opportunities expected from the transaction may not be realized or may take longer to realize than expected; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally; the inherent uncertainties involved in predicting shareholder returns; the successful separation of Alcon from the Novartis Group subsequent to the closing of the transaction and the timing of such separation; potential adverse reactions to the proposed transaction by customers, suppliers, strategic partners or key Alcon personnel and potential difficulties in maintaining relationships with such persons; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; general political and economic conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

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About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 124,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

About Alcon
Alcon is the global leader in eye care. As a division of Novartis, we offer the broadest portfolio of products to enhance sight and improve people's lives. Our products touch the lives of more than 260 million people each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors, and there are millions more who are waiting for solutions to meet their eye care needs. Our purpose is reimagining eye care, and we do this through innovative products, partnerships with eye care professionals and programs that enhance access to quality eye care. Learn more at www.alcon.com (link is external).

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Novartis Media Relations

Central media line: +41 61 324 2200
E-mail: media.relations@novartis.com

Paul Barrett Novartis Global External Communications +41 61 324 5224 (direct) +41 79 797 8137 (mobile) paul.barett@novartis.com	Antonio Ligi Novartis Global External Communications +41 61 324 1374 (direct) +41 79 723 3681 (mobile) antonio.ligi@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 29, 2018	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting